UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025.

Commission File Number 000-55982

C21 INVESTMENTS INC.
(Translation of registrant’s name into English)

Suite 1900-855 West Georgia St
Vancouver BC, V6C 3H4
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]           Form 40-F [   ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C21 INVESTMENTS INC.

Date: November 11, 2025	/s/ Michael Kidd
Michael Kidd
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description

99.1	Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024
99.2	Management’s Discussion and Analysis for the three and six months ended September 30, 2025
99.3	CEO Certification
99.4	CFO Certification